UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2
Under the Securities Exchange Act of 1934
(Amendment No.           )*
PSi Technologies Holdings, Inc.

(Name of Issuer)
Common shares, nominal value PHP 1 2/3 per share

(Title of Class of Securities)
74438Q109

(CUSIP Number)
December 31, 2007

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE
Exhibit Index
EXHIBIT A - JOINT FILING AGREEMENT

CUSIP No.	74438Q109

1	NAMES OF REPORTING PERSONS Greathill Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Republic of Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,955,741*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,955,741*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,955,741*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	14.7%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* See Item 4 of Schedule.
** Based on 13,289,525 common shares reported as outstanding as of September 30, 2007 in the Issuer’s report on Form 6-K (File No. 000-30582) filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No.	74438Q109

1	NAMES OF REPORTING PERSONS Primasia ant Bridge No.1 Greater China Secondary Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,955,741*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,955,741*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,955,741*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	14.7%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* See Item 4 of Schedule.
** Based on 13,289,525 common shares reported as outstanding as of September 30, 2007 in the Issuer’s report on Form 6-K (File No. 000-30582) filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No.	74438Q109

1	NAMES OF REPORTING PERSONS Primasia PE Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,955,741*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,955,741*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,955,741*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	14.7%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* See Item 4 of Schedule.
** Based on 13,289,525 common shares reported as outstanding as of September 30, 2007 in the Issuer’s report on Form 6-K (File No. 000-30582) filed with the Securities and Exchange Commission on November 7, 2007.

Item 1(a).	Name of Issuer:

The name of the issuer is PSi Technologies Holdings, Inc., a company organized under the laws of the Republic of Philippines (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Issuer are located at FTI Special Economic Zone, Electronics Avenue, Taguig City, 1604, Philippines.

Item 2(a).	Name of Person Filing:

The persons filing this report are:
(1)	Greathill Pte. Ltd. (“Greathill”);

(2)	Primasia ant Bridge No.1 Greater China Secondary Fund, L.P. (“PABN1”); and

(3)	Primasia PE Holdings Limited (“PPEH”).
Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of PABN1 and PPEH is 4F-2, No. 99, Fu Hsin N. Road, Taipei, Taiwan, R.O.C. (105).

The address of the principal business office of Greathill is 6 Battery Road #42-01 Singapore 049909.

Item 2(c).	Citizenship:

PABN1 is a limited partnership organized under the laws of the Cayman Islands.
PPEH is a corporation organized under the laws of the British Virgin Islands.
Greathill is a corporation organized under the laws of the Republic of Singapore.

Item 2(d).	Title of Class of Securities:

This information statement relates to the common shares, nominal value PHP 1 2/3 per share (“Common Shares”).

Item 2(e).	CUSIP Number:

The CUSIP number of the Common Shares is 74438Q109.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.
(a)	Amount beneficially owned: 1,955,741
As of December 31, 2007, Greathill directly owned 1,955,741 Common Shares. Greathill is wholly owned by PABN1. The sole general partner of PABN1 is PPEH. Accordingly,

each of PABN1 and PPEH may be deemed to beneficially own the 1,955,741 Common Shares directly owned by Greathill.
(b)	Percent of class: 14.7%*
The 1,955,741 Common Shares directly owned by Greathill constitute approximately 14.7%* of the Common Shares outstanding as of September 30, 2007.

The 1,955,741 Common Shares that may be deemed to be beneficially owned by PABN1 constitute approximately 14.7%* of the Common Shares outstanding as of September 30, 2007.

The 1,955,741 Common Shares that may be deemed to be beneficially owned by PPEH constitute approximately 14.7%* of the Common Shares outstanding as of September 30, 2007.

*Based on 13,289,525 Common Shares reported as outstanding as of September 30, 2007 in the Issuer’s report on Form 6-K (File No. 000-30582) filed with the Securities and Exchange Commission on November 7, 2007.
(c)	Number of shares as to which the person has:
With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Common Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote:

Greathill: 1,955,741; PABN1: 1,955,741; and PPEH: 1,955,741.

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of:

Greathill: 1,955,741; PABN1: 1,955,741; and PPEH: 1,955,741.
Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008	Greathill Pte. Ltd.
	By:	/s/ Shunsa Hayashi
		Name:	Shunsa Hayashi
		Title:	Director

Dated: February 14, 2008	Primasia ant Bridge No.1 Greater China Secondary Fund, L.P.
	By:	/s/ Shunsa Hayashi
		Name:	Shunsa Hayashi
		Title:	Director

Dated: February 14, 2008	Primasia PE Holdings Limited
	By:	/s/ Shunsa Hayashi
		Name:	Shunsa Hayashi
		Title:	Director

Exhibit Index
Exhibit A	Joint Filing Agreement, dated February 14, 2008, among Greathill Pte. Ltd., Primasia ant Bridge No.1 Greater China Secondary Fund, L.P. and Primasia PE Holdings Limited.